Direct Owners/Executive Officers

Organization CRD Number: 7654

Organization SEC Number: 8-22651

Organization Name: UBS SECURITIES LLC

Applicant Name: UBS SECURITIES LLC

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Full Legal Name	Domestic, Foreign, Individual	Status	Date Status Acquired	Ownership Code	Control person	Public Reporting Company	CRD#, EIN, SSN, IRS#
NIETO, CALLUM	Individual	PRINCIPAL OPERATIONS OFFICER	01/2023	Less than 5%	N	N	6765482
HAZELWOOD, TRICIA	Individual	MANAGING DIRECTOR, HEAD OF GLOBAL MARKETS AMERICAS	08/2023	Less than 5%	Y	N	4232035
UBS AMERICAS INC	Domestic Entity	MEMBER, VOTING	10/2003	50% but less than 75%	Y	N	06-1595848
VAN TASSEL, JAMES C	Individual	MANAGING DIRECTOR, US EQUITIES RESEARCH	06/2017	Less than 5%	Y	N	2558212
MATTONE, RALPH MICHAEL	Individual	PRINCIPAL FINANCIAL OFFICER	12/2016	Less than 5%	Y	N	1840894
LOFTUS, MICHAEL L	Individual	MANAGING ATTORNEY, INVESTMENT BANKING & CAPITAL MARKETS	02/2018	Less than 5%	N	N	4176467
CAPANNA, DEREK EMMETT	Individual	PRESIDENT	02/2021	Less than 5%	Y	N	2401898
DIMARCO, PATRICK M	Individual	CHIEF COMPLIANCE OFFICER	09/2023	Less than 5%	N	N	4549136